Via Facsimile and U.S. Mail
Mail Stop 4720

October 19, 2009

William G. Harris
Chief Financial Officer and Senior Vice President of Finance
XenoPort, Inc.
3410 Central Expressway
Santa Clara, CA 95051

      Re: XenoPort, Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              Filed February 26, 2009
              Schedule 14A filed April 9, 2009
              File No. 000-51329

Dear Mr. Harris:

      We have reviewed your October 8, 2009 response to our September 24, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A filed April 9, 2009</u>

<u>Compensation Discussion and Analysis, page 22</u>

1. We note your response to our prior comment 1 and your reference to the corporate performance objectives as "the Company's weighted corporate objectives." Please revise the provided propose disclosure to include the specific weightings assigned to each listed corporate objective.

2. We note your mention in the first paragraph of your response to our prior comment 1 of the "minimum threshold trigger" which must be met under the Corporate Bonus Plan in order for any bonus award payouts to occur for 2009 performance. Please revise your proposed disclosure to include this information, and please also include any information regarding target and maximum threshold triggers, if applicable.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 if you have questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director